Exhibit 2.1
PRIVATE & CONFIDENTIAL
DATED THE 6th DAY OF December
BY AND AMONGST

(1)	YAN Hui
(2)	LIN Min
(3)	LUAN Kezhou
as Vendors
AND
SUN NEW MEDIA INC.
as Purchaser

SALE AND PURCHASE AGREEMENT
RELATING TO
100 ORDINARY SHARES CONSISTING OF
100% OF ALL THE ORDINARY SHARES
IN THE SHARE CAPITAL OF TELEFAITH
HOLDINGS LIMITED.

THIS AGREEMENT is made this      6th      day of      December
BY AND AMONGST
(1) YAN HUI, the holder of Chinese identification card (No.310109660326401) of Address 456 Guangzhong Rd. Unit 456, Shanghai, the People’s Republic of China;
(2) LIN MIN, the holder of Chinese identification card ( No.31010919750923220) of Address 1546 Dalian Rd. B-13A, Shanghai,the People’s Republic of China;
(3) LUAN KEZHOU, the holder of Chinese IC (No.3101077513461) of Address 1057 Zhongshan South Second Rd. Unit 1-1505, Shanghai,the People’s Republic of China;
(Yan Hui, Lin Min and Luan Kezhou, collectively referred to as the “Vendors” and each a “Vendor”); and
(4) SUN NEW MEDIA INC. (the “Listco”) a corporation incorporated and existing under the laws of the State of Minnesota, the United States of America, whose stocks are traded on the OTC Bulletin Board in the United States of America(the ‘‘Purchaser”).
WHEREAS:
(A)	TELEFAITH HOLDINGS LIMITED, is a company incorporated in British Virgin Islands, Registration No. 635422 with its registered office at P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Company”), and has at the date of this Agreement, an issued share capital of US$100 consisting 100 ordinary shares of US$1.00 each, of which all of the said ordinary shares have been issued and are fully paid-up. The Company, as of the date of this Agreement, holds the management rights of SHANGHAI SHENGJI INFORMATION TECHNOLOGY LTD (the “ Shengji”) through the attached Deed in Annex I.
(B)	At the date of this Agreement, the Vendors are the legal and beneficial owner of 100 issued and paid-up ordinary shares in the share capital of the Company, in the following shareholding proportion:
(i)	YAN Hui is the legal and beneficial owner of 40 ordinary shares of the Company;

(ii)	LIN Min is the legal and beneficial owner of 40 ordinary shares of the Company; and

(iii)	LUAN Kezhou is the legal and beneficial owner of 20 ordinary shares of the Company .
The ordinary shares held by the Vendors together constitute the entire issued and paid share capital of the Company.

(C)	At the date of this Agreement, the Vendors are the legal and beneficial owner of the whole issued and paid-up ordinary shares in the share capital of the Shenji, in the following shareholding proportion:
(i) YAN Hui is the legal and beneficial owner of 40% of the whole issued and paid ordinary shares of the Shengji;and
(ii) LIN Min is the legal and beneficial owner of 40% shares of the whole issued and paid ordinary shares of the Shengji; and
(iv) LUAN Kezhou is the legal and beneficial owner of 20% of the whole issued and paid ordinary shares of the Shengji .
The ordinary shares held by the Vendors together constitute the entire issued and paid share capital of the Shengji.
(D)	the Company has entered into an equity pledge with the Vendors dated March 15th,2005 (the “Equity Pledge Agreement”) pursuant to which the Vendors have pledged to the Company all their rights, title, and interest held by the Vendors in Shengji and shall transfer such equity to the Company as of the satisfaction of the certain conditions contained in the Equity Pledge Agreements;
(E)	The Vendors have agreed to jointly sell to the Purchaser, and the Purchaser has agreed to purchase from the Vendors the Sale Shares (as defined below), constituting the entire issued capital of the Company, on the terms and subject to the conditions contained in this Agreement.
IT IS AGREED AS FOLLOWS:-
1.	INTERPRETATION

1.1	In this Agreement and the Annexes, unless the context otherwise requires:-
“Agreement” means this sale and purchase agreement, and includes all amendments, modifications or supplements as may be made form time to time;
“Business Day” means a day (other than a Saturday, Sunday or gazetted public holiday) on which commercial banks are open for business in the PRC and the United States of America;
“Completion” means the completion of the sale and purchase of the Sale Shares pursuant to Clause 5;
“Completion Date” means the date the conditions set out in Clause 3.1 have been fulfilled or waived pursuant to Clause 3.2 but in any event not later than March 1st,2006 or such other date as the Parties may agree in writing;

“Confidential Information” means any information which is proprietary and confidential to a Party including but not limited to the terms and conditions of this Agreement, information concerning or relating in any way whatsoever to its organisation, business, finances, transactions or affairs, trade secrets, operations, processes, inventions, technology or designs, information relating to its principals’, clients’ or customers’ transactions or affairs, all manuals, budgets, financial statements, accounts, dealers’ lists, customer lists, marketing studies, drawings, notes, and memoranda, information relating to the development, manufacture, testing, analysis, marketing, sale or supply of any products or services by a Party, and information and material which is either marked confidential or is by its nature intended to be exclusively for its knowledge of the recipient alone;
“Consideration” shall have the meaning ascribed to it in Clause 4;
“Consideration Shares” means 853,333 Purchaser Shares of par value US$0.01 in the share capital of the Purchaser issued and allotted for the satisfaction of the Consideration;
“Deed of Management” means the Deed attached as Annex 1 to this Agreement;
“Dollar(s)” and the sign “US$” mean the lawful currency of United States of America;
“Encumbrance” means any form of legal, equitable, or security interests, including but not limited to any mortgage, assignment of receivables, debenture, lien, charge, pledge, title retention, right to acquire, security interest, hypothecation, option, right of first refusal, preference arrangement (including title transfers and retention arrangements or otherwise), or any other encumbrance, condition or other arrangements having similar effect;
“OTC Bulletin Board” is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (OTC) equity securities;
“Parties” means the Vendors and the Purchaser, and “Party” means either one of them;
“Purchaser’s Representatives” has the meaning ascribed to it in Clause 7.1(e);
“Purchaser Shares” means new ordinary shares of par value US$0.01 in the share capital of the Purchaser;
“Sale Shares” mean the 100 ordinary shares of US$1.00 each in the Company (constituting the entire issued and paid-up share capital of the Company), of which 40 shares are held by YAN Hui, 40 shares are held by LIN Min and 20 shares are held by LUAN Kezhou;
“Securities Act” has the meaning ascribed to it in Clause 6.7; and

“Warranties” means the representations, warranties and undertakings made by the Vendors contained or referred to in this Agreement.
1.2	References to any agreement or document shall include such agreement or document as amended, modified, varied, novated, supplemented or replaced from time to time.

2.	SALE OF THE SALE SHARES

2.1	Subject to the terms and conditions of this Agreement, the Vendors shall sell as legal and beneficial owners and the Purchaser, relying on the several Warranties, shall purchase the Sale Shares, free from all Encumbrances and together with all rights, dividends, entitlements and advantages now and hereafter attaching thereto.

2.2	The Purchaser shall not be obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously.

3.	CONDITIONS

3.1	Conditions Precedent

The sale and purchase of the Sale Shares is conditional upon:
(a)	completion, on or before the Completion Date, of a due diligence exercise on the business, affairs, operations, assets, financial condition, prospects and records of the Company by the Purchaser, and the results of such due diligence exercise being satisfactory to the Purchaser in its sole and absolute discretion;

(b)	the Vendors supplying, or procuring the Company or its employees, officers, agents or representatives to supply to the Purchaser, all of the information (in such details as may be satisfactory to the Purchaser) requested by the Purchaser from time to time in connection with the due diligence exercise referred to in Clause 3.1(a) before the Completion Date;

(c)	there being no material adverse change (as reasonably determined by the Purchaser in its sole and absolute discretion) in the prospects, operations or financial conditions of the Company occurring on or before the Completion Date;

(d)	all representations, undertakings and Warranties of the Vendors under this Agreement being complied with, and remaining true, accurate and correct as at the Completion Date;

(e)	the Vendors having performed all of the covenants and agreements required to be performed or caused to be performed by it under this Agreement on or before the Completion Date;

(f)	there being no default by the Company in any of its obligations by which the Company may become bound or liable to be called upon to repay prematurely any loan capital or borrowed moneys;

(g)	the approval of the Purchaser’s shareholders and the board of directors being obtained at a general meeting of the Purchaser for (i) the Purchaser’s entry into this Agreement; and (ii) the transaction contemplated under this Agreement; and (iii) the issuance and allotment of the Consideration Shares;

(h)	all other necessary consents, if any, required under any and all applicable laws for the sale of the Sale Shares, being granted and not withdrawn or revoked by any relevant third parties (including without limitation, government bodies, stock exchange and other relevant authorities having jurisdiction over the transactions contemplated under this Agreement) and if such consents are obtained subject to any conditions and where such conditions affect any of the parties, such conditions being acceptable to the party concerned and, if such conditions are required to be fulfilled before Completion, such conditions being fulfilled before Completion;

(i)	all requisite regulatory, or governmental approval and authorization of any governmental or supranational authority or agency, including without limitation, the PRC Ministry of Commerce or its local delegate, as are required in the reasonable opinion of the Purchaser for the entering into and performance of the Deed of Management and any other transactions contemplated hereunder and thereunder, have been obtained; and

(j)	all other necessary consents, if any, required under any and all the contracts to which the Purchaser is a Party, for the issuance of the Consideration Shares, being granted and not withdrawn or revoked by any relevant third parties and if such consents are obtained subject to any conditions and where such conditions affect any of the parties, such conditions being acceptable to the party concerned and, if such conditions are required to be fulfilled before Completion, such conditions being fulfilled before Completion.
3.2	The Parties shall procure fulfillment of the conditions specified in Clause 3.1. Unless specifically waived by the Purchaser, if any of the conditions in Clause 3.1 shall not be fulfilled on or before March 1st,2006 or not waived in writing by a duly authorized representative of the Purchaser by the March 1st, 2006, this Agreement shall ipso facto cease and determine and none of the Parties shall have any claim against the other for costs, damages, compensation or otherwise, save for any claim arising from an antecedent breach of this Agreement. The Parties’ obligation of confidentiality shall survive the termination of this Agreement.
3.3	Upon the Completion, YAN Hui shall sell all the common shares held by him in the capital of the Shengji, to the person (the “Transferee of Yan’s Shares”) as nominated by the Purchaser at the price of US$1.00, and procure the Transferee of Yan’s Shares to sign on and be bound by the “Equity Pledge Agreement.”
3.4	Upon the Completion, LUAN Kezhou shall sell all the common shares held by him in the capital of the Shengji, to the person (the “Transferee of LUAN’s Shares”) as nominated by the Purchaser at the price of US$1.00, and procure the Transferee of LUAN’s Shares to sign on and be bound by the “Equity Pledge Agreement.”

4.	CONSIDERATION
4.1	The consideration for the purchase of the Sale Shares shall be the sum of US$3,200,000, which shall be satisfied by the issuance of the Consideration Shares to the Vendors, free from all Encumbrances and together with all rights, entitlement and benefits now and hereafter attaching thereto and shall rank pari passu in all respects with all the other existing issued shares in the share capital of the Purchaser. Each of the Vendors shall be issued a percentage of Consideration Shares proportionate to his respective shareholding proportion in the capital of the Company.
4.2	Within 24 months from the Completion Date, the Purchaser may, at its sole and exclusive option, require the Vendors jointly to sell to the Purchaser the whole issued and paid shares in the capital of the Shengji at the Price of US$ 1.00.

5.	COMPLETION

5.1	Completion

Subject as hereinafter provided, Completion shall take place at the Shanghai Office of the Purchaser or such other place as the parties may agree, on the Completion Date.
5.2	Vendors’ Obligations

On the Completion Date, the Vendors shall deliver to the Purchaser:
(a)	evidence in form and substance satisfactory to the Purchaser of the satisfaction of the conditions specified in Clause 3.1 (other than Clause 3.1(a));

(b)	duly executed and valid share transfer forms in respect of the Sale Shares in favour of the Purchaser (or as it may direct) accompanied by the relevant share certificates for the Sale Shares;

(c)	a working sheet computing the net asset value per share of the Company signed by a director or secretary of such Company;

(d)	the written resignation of such number of directors and the secretary as the Purchaser may notify to the Vendors in writing from their directorships and/or offices or places of profit under the Company, such resignation to take effect from and on the Completion Date, with acknowledgments signed by each of them in a form satisfactory to the Purchaser to the effect that they have no claim whatsoever against the Company for compensation for loss of office, redundancy or unfair dismissal or otherwise howsoever;

(e)	if so required by the Purchaser and notified by the Purchaser to the Vendors in writing, the written resignations of the auditors of the Company to take effect from and on the Completion Date with an acknowledgment signed by them in a form satisfactory to the Purchaser to the effect that they have no claim whatsoever against the Company;

(f)	duly certified copies of the board and shareholders’ resolutions referred to in Clause 5.3; a letter from the company secretary of the Company confirming that the certificates of incorporation, common seals (if any), cheque books and statutory books of the Company (respectively duly up-to-date) are in the Company’s possession;

(g)	a letter from the company secretary of the Company confirming that all the corporate, financial and accounting books and records (including, if relevant, foreign exchange registration certificate, state and local tax registration certificates, import and export licenses, and foreign currency loan and security registration certificates) of the Company and all documents of title relating to its properties are in the Company’s possession;

(h)	such waivers and consents as may be necessary to enable the Purchaser and/or its nominee(s) to be registered in the register of members of the Company as holders of any and all of the Sale Shares;

(i)	a list of bank accounts maintained by the Company; and

(j)	a certificate signed by the Vendors confirming that the Warranties contained in Clause 5 have been complied with and would be correct in all respects as if repeated on the Completion Date by reference to the circumstances then existing and that all the undertakings on the part of the Vendors contained in Clause 7 have been fully performed and observed by the Vendors.
5.3	Board and Shareholders’ Resolutions
On or before the Completion Date, the Vendors shall procure the passing of the following board and shareholders’ resolutions (as specified below) of the Company in terms approved by the Purchaser:
(a)	board resolution approving the transfer of the Sale Shares to the Purchaser, or the transfer of any part of the Sale Shares to nominees appointed by the Purchaser and registration of the share transfers referred to in Clause 5.2(b) subject only to their being duly stamped;

(b)	board resolution accepting the resignations referred to in Clause 5.2.(d) and appointing such persons as the Purchaser may nominate as directors and secretary of the Company;

(c)	board resolution revoking all existing authorities to bankers of the Company in respect of the operation of its bank accounts and giving authority in favour of such persons as the Purchaser may nominate to operate such accounts; and

(d)	if required, shareholders’ resolution accepting the resignations referred to in Clause 5.2(e) and appointing such firm as the Purchaser may nominate as auditors of the Company.
5.4	Purchaser’s Obligations
On completion and against compliance by the Vendors with Clauses 5.2 and 5.3, the Purchaser shall, deliver to each of the Vendor:
(a) certified true copies of a resolution of the Purchaser’s board of directors authorising and approving (i) the acquisition of the Sale Shares; and (ii) the execution and completion of this Agreement; (iii)the issue and allotment of the part of the Consideration Shares to the Vendor or its nominee;

(b) certified true copies of a resolution passed by the Purchaser’s board of directors authorizing and approving (i) the issue and allotment of the proportionate number of the Consideration Shares to each of the Vendor or his nominees; (ii) the issue of new share certificates in respect of the Consideration Shares in favour of each of the Vendor or its nominees; and
(c) such waivers or consents as may be necessary to enable each of the Vendors or its nominees to be registered as holder of his part of the Consideration Shares.
5.5	If any or all of the documents required to be delivered by either Party is not for any reason fully complied with in any respect at Completion, the Party not in default shall be entitled to (in addition and without prejudice to all other rights or remedies available to it, including the right to claim damages):-
5.5.1	rescind this Agreement; or

5.5.2	proceed with Completion so far as practicable having regard to the defaults which have occurred (without prejudice to its rights to claim damages from the defaulting Party for its failure to comply with any of the conditions in Clause 5 or any of its rights under this Agreement); or

5.5.3	defer Completion to a date not more than twenty eight (28) days after the Completion Date, in which case the provisions of this Clause 5 shall apply to Completion as so deferred.
5.6	In the event that Completion shall not take place due to any failure to satisfy any or all of the conditions precedent mentioned in Clause 3 or the occurrence of any event which is beyond the reasonable control of the Purchaser this Agreement shall ipso facto cease and all parties hereto shall have no claims against each other save for (a) antecedent breaches of any representations or undertakings and/or (b) as provided for in this Agreement.
6.	WARRANTIES

6.1	Title to Sale Shares

The Vendors hereby jointly and severally represent, warrant and undertake to the Purchasers and its successors in title (with the intent that the provisions of this Clause 6.1 shall continue to have full force and effect notwithstanding Completion) as follows:-
(a)	they are currently, and shall on Completion be, the legal and beneficial owner of the Sale Shares and that the Sale Shares represent, and shall on Completion represent, one hundred per cent. (100%) of the issued and paid-up share capital of the Company;

(b)	that they are or will on Completion be beneficially entitled to or is otherwise able to transfer their respective Sale Shares to the Purchaser and/or its nominee(s) together with all rights and benefits attaching thereto under this Agreement;

(b)	the Sale Shares are or will on Completion be free from any Encumbrances, and no other person has or shall have any rights of pre-emption over such Sale Shares;
(c)	the Sale Shares are and shall have been authorised, validly issued, allotted and fully paid-up; and

(d)	the Vendors have full power and authority to execute and deliver this Agreement and the agreements contemplated herein, and to consummate the transactions contemplated hereby and that this Agreement and all such other agreements and obligations entered into and undertaken in connection with the transactions contemplated hereby constitute their valid and binding obligations, enforceable against them in accordance with their respective terms and the execution and delivery of, and the performance by them of their obligations under, this Agreement (including without limitation, the transfer of all their interests, direct or indirect, in the Company) and the subsequent change in the management of the Company (if any) resulting therefrom shall not:
(i)	result in a breach of its memorandum and articles of association and do not infringe, or constitute a default under, any instrument, contract, document or agreement to which they or the Company are a party or by which they, the Company or their respective assets are bound; and/or

(ii)	result in a breach of any law, rule, regulation, ordinance, order, judgment or decree of or undertaking to any court, government body, statutory authority or regulatory, administrative or supervisory body (including, without limitation, any relevant stock exchange or securities council) to which it or the Company is a party or by which it, the Company or their respective assets are bound, whether in the British Virgin Islands or elsewhere.
6.2	The Vendors hereby represent and warrant to the Purchaser that the Company is a company duly incorporated and validly existing under the laws of its place of incorporation and has all requisite power and authority (corporate and otherwise) to own its properties and assets and carry on its business as now being conducted.

6.3	The Vendors further warrant and undertake to and with the Purchaser (with the intent that the provisions of this Clause 6.3 shall continue to have full force and effect notwithstanding Completion) that:
(a)	all Warranties contained herein will be fulfilled and will be true and correct at Completion in all respects as if they had been given afresh at Completion; and

(b)	in relation to any Warranty which refers to the knowledge, information or belief of the Vendors, that it has made due and proper enquiry into the subject matter of that Warranty.
6.4	The Vendors acknowledge that the Purchaser has entered into this Agreement in full reliance upon and on the basis of each of the Warranties contained herein.
6.5	The Vendors shall not do, allow or procure any act or omission before Completion which would constitute a breach of any of the Warranties if they were given at Completion or which would make any of the Warranties inaccurate or misleading if they were so given.

6.6	In the event of it becoming apparent on or before Completion that the Vendors are in breach of any of the Warranties or any other term of this Agreement, the Purchaser may, at its sole discretion, rescind this Agreement by notice in writing to the Vendors. Upon termination of this Agreement under this Clause 6.6, the Purchaser shall be entitled to be indemnified and held harmless against all legal, accounting and other costs and expenses incurred by the Purchaser in connection with this Agreement.
6.7	The Vendors represent, warrant and acknowledge that (i) the issuance of the Consideration Shares will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption provided for in Regulation S thereunder and that the Vendors are not a U.S. person for the purposes of the Secuties Act and (ii) that the Consideration Shares may not be offered or sold in the United States or to any U.S. person (nor any hedging transaction relating thereto be effected) unless registered under the Securities Act or otherwise exempt under the Securities Act.

6.8	Title to Consideration Shares

The Purchaser hereby represents, warrants and undertakes to each of the Vendors and their successors in title (with the intent that the provisions of this Clause 6.8 shall continue to have full force and effect notwithstanding Completion) as follows:-
(a)	that the Consideration Shares are not subject to any Encumbrances, any other third party rights or pre-emptive rights of shareholders of the Purchaser; and

(b)	that there shall be (a) sufficient authorised but unissued share capital and (b) the allotment and issuance of the Consideration Shares will fall within the share issue mandate from its shareholders, for the purposes of satisfying the obligations of the Purchaser under this Agreement..
6.9	Warranties To Be Separate And Independent

Save as expressly otherwise provided, the Vendor Warranties and the Purchaser Warranties shall be separate and independent and shall not be limited by reference to any other provision of this Agreement.

6.10	Updating To Completion
(a)	The Vendors jointly and severally represent, warrant and undertake to the Purchaser and its successors in title that the Vendor Warranties will be fulfilled down to, and will be true and correct in all respects and not misleading at, Completion as if they had been entered into afresh at Completion and with reference to the circumstances then existing at Completion Provided That if prior to Completion, any event shall occur which results or may result in any of the Vendor Warranties being unfulfilled, untrue or incorrect at Completion, the Vendors, upon becoming aware of the same, shall notify the Purchaser in writing thereof prior to Completion Provided Further That any such notification to the Purchaser shall be without prejudice to any of the Vendor Warranties, and the Purchaser shall be entitled to claim for breach of any of the Vendor Warranties in accordance with the terms of this Agreement notwithstanding any such notification as aforesaid.

(b)	The Purchaser hereby represents and warrants to and undertakes with the Vendors and its successors in title that the Purchaser Warranties will be fulfilled down to, and will be true and correct in all respects and not misleading at, Completion as if they had been entered into afresh at Completion and with reference to the circumstances then existing at Completion.
6.11	Effect of Completion

The Vendor Warranties, the Purchaser Warranties, and all other provisions of this Agreement insofar as the same shall not have been performed at Completion shall not in any respect be extinguished or affected by Completion, or by any other event or matter whatsoever, except by a specific and duly authorised written waiver or release by the Party entitled to the benefit of such provisions.

7.	UNDERTAKINGS

7.1	Undertakings of the Vendors

The Vendors jointly and severally undertake to the Purchaser to procure that the Company shall comply with the following prior to Completion:
(a)	the Company shall preserve and maintain in full force and effect its corporate existence and shall comply in all respects with all applicable laws, rules, regulations, directives and orders to which it is subject;

(b)	the Company shall carry on business only in the ordinary course consistent with past practices, there will be no change in its business, operations, properties or financial condition, the Company will not commence or carry on any type of business which is not ancillary or incidental to or an extension of the scope of its businesses and that the business and affairs of the Company shall be managed properly and efficiently in good faith and in a businesslike manner and operated in accordance with sound commercial principles and in accordance with all applicable laws and all regulations and rules of all governmental, administrative, regulatory or supervisory entities;

(c)	the Company shall preserve and maintain all of its properties and assets, owned or used in the conduct of its business, in good working order and condition (ordinary wear and tear excepted), and keep insured so much of its properties and assets, in such amounts reasonably regarded as adequate and against such risks (including, without limitation, fire, accident, burglary, third party errors, omissions and product liability) normally insured against by companies carrying on similar businesses or owning property of a similar nature, as are presently insured by the Company as at the date of this Agreement;

(d)	the Company shall pay and discharge, or cause to be paid and discharged, all its debts and liabilities as and when they mature or become due or are expressed to be due;

(e)	the Company shall provide the Purchaser, its solicitors, financiers, consultants, advisers and the Purchaser’s Auditors and their respective authorised officers,

employees, representatives and agents (collectively, the “Purchaser’s Representatives”) access to all its books, records, offices and other facilities and properties, and allow the Purchaser and/or the Purchaser’s Representatives to make such inspections thereof and copies of and extracts from such books and records, as the Purchaser and/or the Purchaser’s Representatives may request, and procure that the Company and the Company’s directors, officers, employees, agents and representatives (i) provide the necessary assistance to the Purchaser, and/or the Purchaser’s Representatives in the conduct of the due diligence exercise referred to in Clause 3.1(a), and (ii) furnish the Purchaser and/or the Purchaser’s Representatives with such financial and operating data, including all financial statements prepared or used by its management, and other information with respect to its financial condition, business and property, as the Purchaser and/or the Purchaser’s Representatives may from time to time request, whether in connection with the due diligence exercise referred to in Clause 3.1(a) or otherwise;

(f)	the Company shall promptly upon obtaining knowledge thereof, give notice to the Purchaser of (i) any litigation, investigation or proceeding affecting it that may have an adverse effect on its business, operations, properties, assets, financial condition or prospects or (ii) any event or matter that has resulted in an adverse change in its business, operations, properties, assets, financial condition or prospects;

(g)	the Company shall not enter into contracts or commitments [the duration of which is in excess of [one (1) year] and in the aggregate amount exceeding US$[•] without the prior written consent of the Purchaser;

(h)	the Company shall not contract or incur any liabilities or issue any further bonds, debentures, loan stock, notes and/or other securities or instruments acknowledging, evidencing or creating indebtedness or grant any loan, advance, indemnity or guarantee of whatsoever nature to any person, firm or corporation;

(i)	the Company shall not undertake any capital reduction, bonus issue, stock split or do such other acts in relation to its share capital or reserve or allot and issue any shares or other securities or grant any options over shares or securities or issue any warrants, convertible preference shares or other forms of convertible securities (howsoever called) which are convertible into shares in the Company or enter into any agreement or undertaking to do the same or do, or agree or permit to, or cause to be done, such acts which will dilute the interest of the Purchaser in the Company or vary the rights attaching to any of the Shares;

(j)	the Company shall use reasonable efforts to preserve its business organisation, the goodwill of its customers, suppliers and others having business relations with it, and shall not in any way depart from the ordinary course of its day to day business either as regards the nature, scope or manner of conducting the same;

(k)	the Company shall use reasonable endeavours to settle its trading debts in accordance with its normal course of business;

(l)	the Company shall duly and timeously observe and comply in all material respects with all laws, rules, regulations, ordinances, codes, orders, licences, agreements and permits relating to its assets and business;

(m)	the Company shall not enter into or agree to, create, extend, grant, issue, permit or assume any obligation for any security agreement, lien, encumbrance, mortgage, charge, debenture, deed of trust, pledge, conditional sale or other title retention agreement, covenants, restriction or other burden upon any of its assets;

(n)	the Company shall sell, not transfer, lease, assign, encumber, dispose of or part with control of any interest in all or any material part of its undertaking, business or property or assets (tangible or intangible) or enter into any agreement for the same;

(o)	the Company shall not create or issue or agree to create or issue any share or loan capital or any securities convertible into shares the Company or give or agree any option in respect of any share or loan capital;

(p)	the Company shall not enter into any long term or abnormal contract or capital commitment or any material contract which is not terminable without any claim for damages by the giving of not more than three (3) months’ notice by the Company, other than contacts entered into in the ordinary course of business;

(q)	the Company shall not make any alteration to the provisions of its memorandum of association;

(r)	the Company shall not declare any dividends or make any other distributions of any kind or buy back any of their shares without the prior written consent of the Purchaser; and

(s)	the Company shall not pay or agree to pay to its directors or any of them any remuneration or other emoluments or benefits whatsoever other than those which are currently being paid as at the date of this Agreement.
7.2	Post Completion Undertakings

The Vendors jointly and severally undertake that, for a period of 36 months from the Completion Date, save in relation to or in connection with a general or partial offer for the Purchaser Shares, neither it nor its nominee nor any person acting on its behalf shall, except with prior written approval of the Purchaser, (i) sell or contract to sell any of the Consideration Shares; (ii) sell or contract to sell or otherwise dispose of any securities exchangeable for or convertible into or exercisable for the Consideration Shares; or (iii) enter into any other arrangement that transfers to others, in whole or in part, any of the economic consequences of ownership of the Consideration Shares.

8.	INDEMNITY

8.1	The Vendors irrevocably undertake to keep the Purchaser and its officers, directors, employees, representatives and agents fully and effectively indemnified against any and all losses, costs, damages, claims, demands, actions, proceedings, liabilities and expenses whatsoever (including but not limited to all legal costs or attorney’s fees on a full indemnity basis) that the Purchaser or any of its officers, directors, employees, representatives or agents may incur or suffer in connection with or arising from any breach (actual or alleged) or inaccuracies of any of the Warranties and/or any default by the Vendors of their obligations under this Agreement and for the conduct of the business of the Company prior to Completion.

8.2	Any liability to the Purchaser hereunder may in whole or in part be released, compounded or compromised, or time or indulgence may be given, by the Purchaser in its absolute discretion without in any way prejudicing or affecting its rights against the Vendors. Any release or waiver or compromise shall be in writing and shall not be deemed to be a release, waiver or compromise of similar conditions in the future.

9.	CONFIDENTIALITY

All Confidential Information shall be kept confidential by the recipient unless or until compelled to be disclosed by judicial or administrative procedures or any applicable law, or until:
(a)	it is or part of it is, in the public domain, whereupon, to the extent that it is public, this obligation shall cease; or

(b)	it is required to be furnished to the bankers or investors or potential investors of any of the Parties or to any regulatory agencies as part of a public flotation exercise involving such Party, and in all such cases, this obligation shall cease but only to the extent required under the respective circumstances.

10.	MISCELLANEOUS

10.1	Entire Agreement

This Agreement (together with any documents referred to herein or executed contemporaneously by the Parties in connection herewith) embodies all the terms and conditions agreed upon between the Parties as to the subject matter of this Agreement and supersedes and cancels in all respects all previous agreements and undertakings, if any, between the Parties with respect to the subject matter hereof, whether such be written or oral, and sets out the entire and complete and exclusive agreement and understanding between the Parties hereto relating to the subject matter hereto, no Party has relied on any representation, arrangement, understanding or agreement (written or oral) not expressly set out or referred to in this Agreement.
10.2	Time Of Essence

Any time, date or period mentioned in any provision of this Agreement may be extended by mutual agreement between the Parties in accordance with this Agreement or by agreement in writing but as regards any time, date or period originally fixed or any time, date or period so extended as aforesaid time shall be of the essence.

10.3	Remedies

No remedy conferred by any of the provisions of this Agreement is intended to be exclusive of any other remedy which is otherwise available at law, in equity, by statute or otherwise,

and each and every other remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute or otherwise. The election of any one or more of such remedies by any Party shall not constitute a waiver by such Party of the right to pursue any other available remedies.

10.4	Costs And Expenses

Each Party shall bear its own legal, professional and other costs and expenses incurred by it in connection with the negotiation, preparation or completion of this Agreement, and the sale and purchase of the Sale Shares. The Purchaser shall bear all stamp duty payable in connection with the purchase of the Sale Shares.

10.5	Communications
10.5.1	Notices To Be In Writing

All notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by prepaid registered post with recorded delivery, or by facsimile transmission addressed to the intended recipient thereof at its address or at its facsimile number, and marked for the attention of such person (if any), designated by it to the other Parties for the purposes of this Agreement or to such other address or facsimile number, and marked for the attention of such person, as a Party may from time to time duly notify the other in writing.

10.5.2	Contact Addresses And Numbers

The addresses and facsimile numbers of the Parties for the purpose of this Agreement are specified below:

The Vendors
Name: YAN Hui
Address:2101-2103,Shanghai Times Square Office,
          93 Huai Hai Middle Road, Shanghai, PRC
Fax: 8621-63910066

The Purchaser
Name: John Li
Address: Unit 01-03 20/F China Insurance Buiding,
          166 Lujiazui East Road,Pudong,Shanghai, PRC
Fax: 8621-68419749

10.5.3	Deemed Delivery Date

Any such notice, demand or communication shall be deemed to have been duly served (if delivered personally or given or made by facsimile) immediately or (if given or made by letter) two business days after posting and in proving the same it shall be sufficient to show that personal delivery was made or that the envelope containing such notice was properly addressed, and duly stamped and posted or that the facsimile transmission was properly addressed and despatched.
10.6	Counterparts

This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by signing any such counterpart.

10.7	Governing Law And Jurisdiction

This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong and the Parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of Hong Kong and waive any objection to proceedings in any such court on the grounds of venue or on the grounds that the proceedings have been brought in an inconvenient forum. The submission by the Parties herein shall not affect the right of any Party to take proceedings in any other jurisdiction nor shall the taking of proceedings in any jurisdiction preclude any Party from taking proceedings in any other jurisdiction.

IN WITNESS WHEREOF the Parties hereto have entered into this Agreement the day and year first above written.
THE VENDORS

Signed by	)
on behalf of	)
YAN HUI	)
in the presence of:-)

Signed by	)
LIN MIN	)
in the presence of:-)

Signed by	)
LUAN KEZHOU	)
in the presence of:-)

THE PURCHASER

Signed by	)
for and on behalf of	)
SUN NEW MEDIA INC.	)
in the presence of:-)